May 1, 2007

Mark P. Shuman
Branch Chief - Legal
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Mail Stop 4561
Washington, D.C. 20549-4561

Re:	Enigma Software Group, Inc. Amendment No. 4 to Form SB-2 Filed on March 26, 2007 File No. 333-136005 Form 10-KSB for fiscal year ended December 31, 2006 File No. 0-50561

Dear Mr. Shuman:

On behalf of Enigma Software Group, Inc., (“Enigma” or the “Company”), we hereby submit Enigma’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 18, 2007, regarding the above referenced Forms SB-2 and 10-KSB.

For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response of Enigma. References herein to “we,” “us” and “our” refer to Enigma unless the context indicates otherwise.

Executive Compensation, page 35

1.
We note that no bonuses were issued in 2006, though the employment agreements with each of the named executives provide for annual discretionary performance bonuses. It would appear that the company's determination to forgo bonuses in fiscal year 2006 may relate to material factors necessary to an understanding of the information disclosed in the summary compensation table. Please revise to provide appropriate narrative disclosure or advise. See Item 402(c) of Regulation S-B.

Response:
While the employment agreements with each of the named executive officers contain provisions for annual discretionary performance bonuses, no such bonuses were recommended, awarded or paid to any of the named executive officers during 2006. In addition, the Board has not granted any bonuses to the named executive officers since 2004. Accordingly, we do not deem this fact to be a material factor in order to understand the information disclosed in the summary compensation table.

Mark P. Shuman
May 1, 2007

2.
We note your cross-reference to Note K in footnote 1 to the summary compensation table refers to “employees” surrendering options. It is unclear whether this reference to employees includes the named executive officers in the summary compensation table. Please advise.

Response:
The reference to “employees” surrendering options in Note K refers only to the named executive officers listed on the summary compensation table. Of the 391,610 total option shares surrendered, Messrs. Estevez, Stark and Scarlata each surrendered 148,993, 114,686 and 127,931 option shares, respectively. Please see Note K in the Notes to the Consolidated Financial Statements.

3.
Please clarify your statement at the bottom of page 36 that the contribution limit under the 401(k) for 2006 “was generally $15,000.” In this regard, we note that for one of the named executive officers, it appears that the contribution limit for 2006 was $20,000.

Response:
The reference to “was generally $15,000” in connection with the disclosures concerning the Company’s 401(k) Plan refers to the maximum elective salary deferral contribution permitted under applicable tax law for 2006. In addition, in accordance with applicable tax law, for participants age 50 and over, the Company’s 401(k) Plan permits an additional “catch up” contribution of up to $5,000 (for 2006) to be added to such participants’ salary deferral limit. For 2006, the only named executive officer entitled to take advantage of the “catch up” contribution was Mr. Scarlata.

4.
We note that in the equity award table, you indicate that there are no unexercisable options at year end; however, you also indicate in the first paragraph on page 37 that the option awards “vest ratably over a period of one year.” It would appear therefore that some portion of the options granted within the year were not yet exercisable. Please advise.

Response:
The Company misunderstood the instructions to Item 402(d) of Regulation S-B. All Company options only contain time-based vesting provisions. Therefore, all the numbers set forth in the “Outstanding Equity Awards At Fiscal Year-End” table under the column entitled “Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)” need to be transferred to the column entitled “Number of Securities Underlying Unexercised Options (#) Unexercisable.” We have revised the table accordingly. Please see page 38 of the Prospectus.

Mark P. Shuman
May 1, 2007

5.
We note that the director compensation table on page 38 does not indicate that the amount in the “option award” column is the grant date fair value nor discuss how that amount was determined. Please advise as to what consideration was given to providing this information. See Item 402(f)(2)(iv).

Response:	The Company has revised the disclosure to insert an explanatory footnote. Please see page 39 of the Prospectus.

Mark P. Shuman
May 1, 2007

Form 10-KSB for the fiscal year ended December 31, 2006

Item 8A Controls and Procedures

6.
We reissue prior comment 69 in our initial letter dated April 21, 2006. Your conclusion that your disclosure controls and procedures are effective in “timely alerting [the certifying officers] to material information relating to the Company required to be included in the Company's periodic filings with the SEC” is significantly more limited than what is called for under Rulel5d-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed “to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act … is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms” and to ensure that “information required to be disclosed by an issuer ... is accumulated and communicated to the issuer's management ... as appropriate to allow timely decisions regarding required disclosure.” Please revise to provide the full definition. Note that where you elect to recite the definition of disclosure controls and procedures, you should include the entire definition.

Response:	The Company has revised the disclosure as requested. Please see page 4 of the Company’s Form 10-KSB/A for the period ended December 31, 2006.

7.
We note the conclusion of management that a material weakness with respect to the limited number of employees existed in the Company's disclosure controls and procedures as of December 31, 2006 and that the certifying officers concluded that the company's controls and procedures were effective as of December 31, 2006. While it is possible to determine both that a material weakness exists and that the company's controls and procedures are effective, you must provide the basis for your effectiveness conclusion despite the material weakness. Please revise accordingly.

Response:	The Company has revised the disclosure as requested. Please see page 4 of the Company’s Form 10-KSB/A for the period ended December 31, 2006.

Mark P. Shuman
May 1, 2007

8.
Please provide the disclosure required by Item 308(c) of Regulation S-B. It appears from your disclosure that changes were made in the fourth quarter of 2006 and a statement to this effect in response to Item 308(c) should be provided.

Response:	The Company has revised the disclosure as requested. Please see page 4 of the Company’s Form 10-KSB/A for the period ended December 31, 2006.

If you have any questions with regard to the foregoing or require any further information, please contact me at (212) 536-4802. Because the Company hopes to complete its offering as soon as practicable, if there is anything that we can do to expedite your review, please let me know as soon as possible.

Sincerely,

/s/ Uche D. Ndumele
Uche D. Ndumele

cc:	Via Facsimile
Alvin Estevez
Enigma Software Group, Inc.
Facsimile: (203) 921-0349